UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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                São Paulo, November 30, 2012.

Management Proposal

Dear Sirs,

The Management of CPFL Energia S.A. ("CPFL Energia" or "Company") hereby submits to the holders of the 3rd (third) public issue of simple, unsecured debentures ("Debenture Holders", "Issue" and "Debentures", respectively), the Management Proposal regarding the subject that will be discussed at the General Meeting of Debenture Holders to be held on December 17, 2012 at 3 p.m. ("AGD"), under the following terms:

PROPOSAL TO CHANGE CLAUSE “4.13.1., ITEM “(L)” OF THE DEED OF ISSUE

The change of clause 4.13.1., item “(l)” of the Deed of Issue under the terms proposed by the Board of Directors at a meeting held on November 28, 2012 is mainly designed to adjust the indexes and financial limits of the Issue to the international accounting rules (International Financial Reporting Standards), pursuant to Law No. 11.638/07.

In the case the Debenture Holders approve the change in clause 4.13.1., item “(l)” of the Deed of Issue under the terms proposed by the aforementioned meeting, this shall then enter into effect with the following wording:

"Early Maturity 4:13

4.13.1. Pursuant to the conditions contained in items 4.13.2. and 4.13.3. below, the Fiduciary Agent may declare early maturity of all of the obligations contained in this Deed of Issue and require the immediate payment by the Issuer of the Unitary Nominal Value of the Debentures in circulation, with Remuneration added, calculated pro rata tempore, as of the Issue Date or the last Date of Payment of the Remuneration until the date of effective payment, in the event of the following hypotheses:

(...)

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(l) the non-compliance by the Issuer, until full payment of the amounts due under the Debentures, at the end of two (2) consecutive semesters, of the following indices and financial limits, which will be verified by the Fiduciary Agent on the basis of a statement prepared by the Issuer at the end of each semester of the calendar year, referring to the twelve (12) months immediately preceding the date of calculation, such statement to be delivered to the Fiduciary Agent within fifteen (15) days after disclosure to the CVM of the financial statements of the Issuer for the respective semester ("Financial Indexes"):

(i)         the ratio of Net Debt verified at the end of each semester of the Issuer's calendar year and the Issuer's EBITDA of the twelve (12) months immediately preceding the end of each semester of the calendar year, less than or equal to 3.75 times. For the purposes of this item (i), "Net Debt" is considered to be the sum of the amounts related to (1) loans and financing; (2) the net balance of swap, futures and options operations related to interest and exchange rates; and (3) debts arising from any issues still outstanding of debentures, promissory notes and/or bonds or notes of the Issuer in Brazil or abroad, less cash on hand and marketable securities of the Issuer, being excluded from this calculation debt with the CESP Foundation ("Funcesp") and considered as "EBITDA" (Earnings Before Interest, Tax, Depreciation and Amortization) of the Issuer, are (1) the Issuer's earnings before interest, taxes, depreciation and amortization, adjusted with the assets and liabilities of the CVA – Compensation Account of Costs Variation of Parcel "A" – Over Contracting and Neutrality of the Sector Charges, released in an Explanatory Note to the financial statements of the Issuer (but not for the quarterly financial information), calculated pursuant to sector regulation for the period of twelve (12) months preceding the end of each semester of the calendar year, and (2) in the event of acquisition(s) will be considered for the purposes of calculating the EBITDA of the Issuer, in accordance with the definition of item (i) above, the EBITDA(s) generated within twelve (12) months immediately preceding the end of each semester of the calendar year by the acquired company(ies) ("Historical EBITDA"); and

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(ii) the ratio between the Issuer's EBITDA and the Issuer's Financial Results greater than or equal to 2.25 times. For the purposes of this item (ii), "Financial Results" of the Issuer shall be considered the difference between financial income and financial expenses in the period of twelve (12) months preceding the end of each semester of the calendar year, from which interest on shareholders equity shall be excluded for the purpose of the calculation of the financial covenants. The Financial Result shall be determined in module if negative and, if positive, will not be considered for the purposes of the calculation. Excluded from these calculations are the interest actually paid and/or provisioned as acknowledgment of the Funcesp debt, as well as monetary and exchange variations on debt and cash and, finally, the costs arising from provisions with no impact on the Issuer's cash flow but only for accounting purposes.

For purposes of the calculation referred to in items (i) and (ii) above, the Issuer shall (a) consolidate in its numbers the results and balance sheet items of all the companies in which it holds equity interest equal to or more than 10% (ten percent), in proportion to the share held by it in the capital of those companies, regardless of the form the Issuer presents its financial statements of the respective semester to the CVM, and (b) present a report containing the statement of the calculation such numbers, duly audited by independent auditors registered with the CVM, until the settlement of all obligations undertaken in the Deed of Issue."

The proposed amendment, if approved by Debenture Holders, shall become effective conditioned to payment of a premium equal to 0.20% (two tenths of a per cent) of the total outstanding balance of the Debentures, calculated on the base date to be set by the AGD.

Cordially,

_____________________________________

Lorival Nogueira Luz Junior

Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 3, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.